SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                               (Amendment No. 3)

                            Cooper Industries Inc New
             ------------------------------------------------------
                                (Name Of Issuer)

                                   Common Par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    216669101
                  -------------------------------------------
                                 (Cusip Number)




                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No. 216669101       13G              Page 2 of 6 Pages

Cooper Industries Inc


1
NAME OF REPORTING PERSON
S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
The Chase Manhattan Corporation                         SS# 13-2624428
for Cooper Industries Inc and Master Trust Plan         SS# 31-4156620
  Administered by The Chase Manhattan Bank - CMB        SS# 13-4494650


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A)
                                                        (B)

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
The Chase Manhattan Corporation CMC - Delaware
The Chase Manhattan Bank - CMB - New York
 Cooper Industries Inc. - Plan-New York

NUMBER
OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5
SOLE VOTING POWER
5,740,319

6
SHARED VOTING POWER
None

7
SOLE DISPOSITIVE POWER
5,740,319

8
SHARED DISPOSITIVE POWER
 None

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,740,319

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        4.74%

12
TYPE OF PERSON REPORTING*
                  CMC  - HC
                  CMB - BK
                   Plan - ESOP

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 6 Pages


Item 1(a).Name of Issuer:               Cooper Industries Inc

Item 1(b).Address of Issuer's:          600 Travis, Suite  5800
          Offices                       Houston, Texas 77002

Item 2(a).Name of Person Filing:  This notice is filed by The Chase Manhattan
                                  Corporation (CMC) and its wholly owned
                                  subsidiary, The Chase Manhattan Bank (CMB ) and Cooper Industies Master Plan Trust (the "Plan) and Trust created pursuant thereto (collectively, the "Filing Persons")

Item 2(b). Address of Principal Business  CMC:    270 Park Avenue
           Office:                                New York, NY 10017
                                          CMB -   270 Park Avenue
                                                  New York, NY 10017
                                                  Plan   -Cooper Industries Inc
                                                  Master Plan Trust
                                                  c/o The Chase Manhattan Bank

Item 2(c). Citizenship:                   CMC - Delaware
                                          CMB- New York

Item 2(d).      Title of Class of Securities:   Common Par

Item 2(e).      CUSIP Number:                   581557105


                                Page 4 of 6 Pages


 Cooper Industries Inc


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) [   ]  Broker or dealer registered under Section 15 of the Act.

        (b) [ X ]  Bank as defined in Section 3(a)(6) of the Act.

        (c) [   ]  Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) [   ]  Investment Company registered under Section 8 of the
                   Investment Company Act.

        (e) [   ]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940.

        (f) [ X  ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) [ X ]  Parent Holding Company, in accordance with Section
                   240.13d-1(b)(ii)(G).

        (h) [   ]  Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:
                As of December 31, 1997                  5,740,319

                                        The plan and Trust created pursuant
                                        thereto beneficially own 5,740,319
                                        shares of common stock.

        (b)     Percent of Class:                              Plan   - 4.74%
        (c)     Number of shares as to which such person has:
          (i)   Sole power to vote or to direct the vote:      Plan - 5,740,319

                    (ii) Shared power to vote or to direct the vote:    None

                                Page 5 of 6 Pages

         Cooper Industries Inc

        (iii)   Sole power to dispose or to direct the disposition of:

                                                       Plan  - 5,740,319

         (iv)   Shared power to dispose or to direct the disposition of:
                                 None

Item 5. Ownership of Five Percent or Less of a Class:
        Yes  Less than 5%

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

Page 6 of 6 Pages


         Cooper Industries Inc


Item 10.        Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998


The  Chase Manhattan Bank               THE CHASE MANHATTAN CORPORATION


/s/ Allan Nemethy                       /s/ Anthony J. Horan
--------------------------              -------------------------------
    Allan Nemethy                           Anthony J. Horan
    Trust Officer                           Corporate Secretary


Page 6 of 6